UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number: 001-34804

ASIA ENTERTAINMENT & RESOURCES LTD.

(Translation of registrant’s name into English)

Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On July 31, 2012, Asia Entertainment & Resources Ltd. (the “Company”) issued a press release announcing that its Board of Directors has established a new share repurchase program, which will expire on June 30, 2013. The share repurchase program authorizes the Company to purchase up to two million of its ordinary shares on the open market at prices to be determined by the Company’s management. 26,300 shares were purchased under the initial repurchase program.

Purchases pursuant to the program may be made from time to time in accordance with SEC rules and regulations through open market transactions, subject to market conditions, the Company’s share price and other factors. Purchases pursuant to the program must also comply with the Company’s Insider Trading Policy, which, among other things, prohibits the Company from making any share repurchases except during the period beginning on the third trading day after the Company releases any financial or other material information and ending on the fifteenth calendar day prior to the end of the then current fiscal quarter (a “Window Period”). The Company is not currently in a Window Period and, as a result, may not make any share repurchases until the third trading day after it announces its financial results for the six-month period ended June 30, 2012, at the earliest. The repurchase program may be modified, suspended or discontinued at any time..

The press release is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release dated July 31, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 31, 2012	ASIA ENTERTAINMENT & RESOURCES LTD.

	By:	/s/ Li Chun Ming Raymond
Name: Li Chun Ming Raymond Title: Chief Financial Officer

EXHIBIT INDEX

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release dated July 31, 2012